Exhibit 99.1

Westport and Fuel Systems Solutions Announce Intention to Merge

COMPELLING MERGER CREATES SCALE AND COMBINES COMPLEMENTARY TECHNOLOGIES, DEVELOPMENT FOCUS AND GLOBAL CUSTOMER AND PRODUCT MIX

•	The Merger will create a premier alternative fuel vehicle and engine company with expanded product and technology portfolio
•	Complementary technologies and expertise, with the combined company conducting business in more than 70 countries
•	Combined company to possess scale and positioning to compete effectively, grow, and deliver strong shareholder returns as markets improve
•	Total annual savings and merger synergies of $30 million expected to be achieved by 2018
•	Stock-for-stock merger creates a combined company with a combined revenue outlook ranging from $380 to $405 million for 2015
•	Transaction is subject to shareholder and regulatory approvals and is expected to close in the 4th quarter of 2015

VANCOUVER, BC and NEW YORK, NY, Sept. 1, 2015 /CNW/ - Westport Innovations Inc. (TSX: WPT / Nasdaq: WPRT), and Fuel Systems Solutions, Inc. (Nasdaq: FSYS), today jointly announce that the companies have entered into a merger agreement to create a premier alternative fuel vehicle and engine company.  The transaction will result in a combined equity value of $351 million based on the closing trading prices for the shares of both companies on August 31, 2015 and combined annual revenues ranging from $380 to $405 million projected for 2015.  The combined company will benefit from complementary product solutions, and a fortified global footprint, with efficient operations and a core focus in developing next generation technology. The merger combines 17 brands in the automotive and industrial space and will allow customers and stakeholders to benefit from the consolidation of technologies, and the expansion of product portfolios, OEM relationships, and global distribution networks. The new entity will conduct business in more than 70 countries, represent a combined 100 years of experience and will trade on both the TSX and Nasdaq under the Westport Fuel Systems name, ticker symbol Nasdaq: WPRT and TSX: WPT, with a new business unit called Fuel Systems Automotive and Industrial Group.  The companies' respective boards of directors have unanimously approved this transaction.

Under the terms of the merger, Westport will acquire all of the outstanding shares of Fuel Systems common stock in a stock-for-stock transaction under which Fuel Systems shareholders will receive 2.129 Westport shares for each share of Fuel Systems common stock they own at closing, representing a 10% premium to Fuel Systems shareholders based on the closing trading prices of Westport's and Fuel Systems' shares on August 31, 2015 or an implied value to Fuel Systems shareholders of $7.54 per share. Following closing, existing Westport shareholders will hold approximately 64% of the combined company and Fuel Systems shareholders 36% of the combined company on a fully diluted basis.  The transaction is subject to regulatory approvals, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and other customary closing conditions.  The transaction is also subject to the required approval of both Fuel Systems and Westport's shareholders. To date, shareholders owning 34% of Fuel Systems and 15% of Westport outstanding shares have each agreed to vote their shares in favor of the merger. Subject to the satisfaction of closing conditions and receipt of required approvals, the companies anticipate closing the transaction in the 4th quarter of 2015.  Westport and Fuel Systems will operate as separate companies until that time.

"The merger of these two organizations, both rich in technology innovation and with proven track records of manufacturing, production and sales, will provide greater breadth of alternative fuel systems solutions as products and development engineering to OEM partners globally," said David Demers, CEO of Westport.  "We expect that the increased scale of products and consolidation of facilities will produce both cost-efficiencies and enhanced products, ultimately creating value for all our customers and our shareholders. This transaction marks a milestone in our strategic plans, whereby Westport will realize increased sales and significant cost efficiency opportunities while continuing to focus on the development, validation and launch of its proprietary Westport™ HPDI 2.0 and enhanced spark ignition technology."

"After conducting a lengthy strategic evaluation process, Fuel Systems' Strategic Oversight Committee determined that this opportunity creates significant returns for the shareholders of Fuel Systems," stated Mariano Costamagna, CEO of Fuel Systems Solutions. "Bringing together these two premier companies in alternative fuel technology combines our technology expertise and long-standing relationships with global OEMs, our strong shared focus on improving profitability, and aligns our corporate cultures, creating an ideal fit. Through this transaction, we are creating a strong platform for growth in all of our addressable markets from which to best serve our customers. Our combined businesses and brands mean increased scale and relevance both internationally and in the U.S. We are confident that we have found the right partner, and look forward to working together as we integrate the two companies."

Traditionally, Westport has focused the majority of its technological development and commercialization efforts in the heavy-duty and high horsepower arena, while Fuel Systems has significant experience and focus in the light- and medium-duty products for automotive and industrial applications. The complementary industry expertise provides a compelling rationale for the merger, as the combined company's product development efforts will span passenger car to heavy-duty trucks to locomotives and marine applications to stationary power. We believe there is significant potential for improved profitability even in current volatile market conditions, including untapped savings and merger synergies in excess of $30 million per year starting in 2016 and fully realized by calendar year 2018, excluding one-time costs. Included in the $30 million per year is $15 million in annualized benefits expected to be generated by Fuel Systems' restructuring program in 2016 and beyond, Westport's previously announced initiatives to reach adjusted EBITDA positive by mid-2016, and an additional $15 million in merger synergies through a combination of reductions in corporate management costs, manufacturing costs, and operating expenses. As the shift to alternative fuels accelerates, this merger will benefit customers, shareholders, employees and industry partners through its increased global reach, a broad technology vision, and significantly improved operational efficiencies.

Strategic Highlights Include:

•	Increased scale and opportunity to better serve customers – The combined company will have a broad global reach, with increased scale and product diversity enhancing the ability to serve some of the world's largest and fastest growing markets through a fortified geographic footprint, greater product diversity, and a leading distribution network spanning 70 countries.
•	Complementary research and development efforts – The merger would combine Westport's development expertise in medium- and heavy-duty and high horsepower applications with Fuel Systems' core focus and development efforts in automotive and industrial applications. Together, the combined technological expertise and future product development will span passenger car to heavy-duty trucks to locomotives and from marine applications to stationary power.
•	Complementary product mix and customer sets – Westport and Fuel Systems will combine their industry experience and complementary portfolio of products and technologies, resulting in a comprehensive solutions offering across light- and heavy-duty transportation applications and industrial-focused applications. The complementary customer bases and communities will be served with combined asset base and state-of-the-art facilities strategically located across 5 continents and a shared commitment to providing exceptional products, service and related solutions.
•	Broadens OEM relationships – Fuel Systems brings long standing relationships with several key global OEMs, including but not limited to General Motors Company, Ford Motor Company, Nissan Motor Company, Kia Motors Corporation, Subaru of Fuji Heavy Industries, and Mitsubishi Group. Westport has key relationships with complementary global OEMs, including but not limited to Volvo Car Group, Volkswagen, Fiat Chrysler Automobiles, Tata Motors, GAZ Group, PACCAR Inc., Daimler AG, Weichai, Cummins, Ford, Volvo AB.
•	Leveraging combined track record of innovation and highly skilled employee base – The companies expect that their proven track records of product development will strengthen as a result of the combination, and benefit from capital-efficient and optimized research and development programs and a highly skilled employee base. The companies believe that as a combined company they will be well positioned to create a stronger innovation platform to invest in developing new products and new technologies, and will be positioned to fuel future growth better than either company on a standalone basis.
•	High-Value IP Portfolio –Both companies have a long history of technology innovation and engineering capabilities, which have garnered the interest and demand from global vehicle and engine OEMs. The combined company will have filed over 500 patents in CNG/LNG/LPG parts and systems worldwide. This combination of a strong intellectual property position, prolific development and commercialization efforts will help expand the product pipeline for the industry.

Financial Highlights Include:

•	Strong revenue base creates platform for growth – For the year ended December 31, 2015, both Westport and Fuel Systems are reiterating their respective revenue outlooks. Westport expects consolidated revenue to be between $110 million and $125 million for the year, while Fuel Systems expects consolidated revenue to be in the range of $270 to $280 million for the year, resulting in a combined range from $380 to $405 million projected for the year ended December 31, 2015.
•	Significant savings and merger synergy opportunities – The companies expect the transaction to be accretive to the combined company's adjusted EBITDA and earnings in 2016, excluding one-time costs, through approximately $30 million of annual pre-tax savings and merger synergies fully realized by calendar year 2018. Included in the $30 million per year is $15 million in annualized benefits expected to be generated by Fuel Systems' restructuring program in 2016 and beyond and Westport's initiatives to reach positive adjusted EBITDA by mid-2016 and through a combination of reductions in corporate management costs, manufacturing costs, and operating expenses as a result of the merger. Westport has a publicly stated goal of reaching break even by the middle of 2016 and the merger would only strengthen the company's ability to meet this goal.
•	Increased financial strength and flexibility – The combined company will also benefit from a strengthened balance sheet and enhanced liquidity and will be positioned for continued investment and long-term financial stability. The combined companies reported approximately $117 million in cash and short term investments as of June 30, 2015.

Transaction Details:

•	The all-stock merger exchange ratio represents a 10.0% premium to Fuel Systems shareholders based on the closing trading prices of Westport's and Fuel Systems' shares on August 31, 2015, and a 23.9% premium to the exchange ratio of the past 30 days volume weighted average price (VWAP) as at August 31, 2015. Upon closing of the transaction, Westport shareholders are expected to own approximately 64%, and Fuel Systems shareholders are expected to own approximately 36%, of the combined company on a fully diluted basis.
•	To date, shareholders owning approximately 34% of Fuel Systems and 15% of Westport outstanding shares have each agreed to vote their shares in favor of the merger.

Management, Board Composition and Headquarters

•	Upon closing, the combined company will trade on both the TSX and Nasdaq under the Westport Fuel Systems name and be headquartered in Vancouver, Canada with a new business unit called Fuel Systems Automotive and Industrial Group. This new unit will represent the combination of Fuel Systems with Westport's Operations unit; its automotive division will be headquartered in Cherasco, Italy, and its industrial division will be headquartered in Santa Ana, CA.
•	Mr. David Demers and the rest of the Westport executive team will lead the combined company, while Mr. Mariano Costamagna, who is retiring as CEO of Fuel Systems, will serve in a senior advisory position of the company's new business unit with additional titles in the organization to be determined at a later date. Top talent across the combined organization will be evaluated and retained based on the organization's new structure.
•	Three individuals selected by Fuel Systems will be nominated for addition to the combined company's Board of Directors including Mr. Mariano Costamagna and two directors to be confirmed. As Westport's Board of Directors will remain the same size, three current directors of Westport are expected to be replaced by the new Fuel Systems directors.
•	Rothschild acted as financial advisor to Westport and JP Morgan acted as financial advisor to Fuel Systems on the transaction. Each of Rothschild and JP Morgan have delivered fairness opinions with respect to the merger to the board of directors of Westport and Fuel Systems, respectively. Willkie Farr & Gallagher LLP and Bennett Jones LLP acted as legal advisors to Westport. Skadden, Arps, Slate, Meagher & Flom and Day Pitney acted as legal advisors to Fuel Systems.

About Westport
Established in 1995, Westport engineers advanced high-performance, low-emission fuel system and vehicle technologies utilizing gaseous fuels for transportation and industrial applications. Through its strategic relationships with engine producers, truck producers and over 20 global OEMs, as well as direct sales efforts, Westport sells advanced natural gas and propane engines, fuel systems and components to customers in more than 70 countries.

About Fuel Systems
Fuel Systems Solutions, Inc. is a leading designer, manufacturer and supplier of proven, cost-effective alternative fuel components and systems for use in transportation and industrial applications. Fuel Systems' components and systems control the pressure and flow of gaseous alternative fuels, such as propane and natural gas, used in internal combustion engines. These components and systems feature the Company's advanced fuel system technologies, which improve efficiency, enhance power output and reduce emissions by electronically sensing and regulating the proper proportion of fuel and air required by the internal combustion engine. In addition to the components and systems, the Company provides engineering and systems integration services to address unique customer requirements for performance, durability and configuration. Additional information is available at www.fuelsystemssolutions.com.

Live Conference Call & Webcast
Westport and Fuel Systems have scheduled a joint conference call for September 1, 2015 at 8am Pacific Time (11am Eastern Time) to discuss this transaction.  The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-877-359-9508 (Canada & USA toll-free) or 1-224-357-2390 (International). The conference ID will be 22863428. The live webcast of the conference call can be accessed through the Westport website at www.westport.com/merger and Fuel Systems Solutions site at http://phx.corporate-ir.net/phoenix.zhtml?c=109507&p=irol-ProjectEngine. The webcast will include a slide presentation that will be accessible on both websites.

Replay Conference Call & Webcast
To access the conference call replay, please dial 1-855-859-2056 (Canada & USA toll-free) or (404) 537-3406 using the pass code 22863428. The replay will be available until September 4, 2015. Shortly after the conference call, the webcast will be archived on the Westport website and replay will be available in streaming audio and a downloadable MP3 file.

Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements regarding the anticipated timing for and ultimate completion of the merger, result, timing and financial metrics associated with Westport's and Fuel Systems' combined operating business units and consolidated business, revenue and cash usage expectations, the effect of the proposed reorganization and restructuring of our business, continued research and development investment, future of our development programs, timing for launch, delivery and completion of milestones related to the products referenced herein, Westport's and Fuel Systems' expected actions and results relating to the key components of its strategy in 2015 and to the integration of Westport's and Fuel Systems' businesses, future sales of assets and the benefits therefrom, the demand for our products, the future success of our business and technology strategies, investment in new product and technology development and otherwise, cash and capital requirements, intentions of partners and potential customers, the performance and competitiveness of Westport's and Fuel Systems' products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms and timing of future agreements as well as the combined company's management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements and ability to complete the proposed merger to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies, regulation and approvals, technology innovations, fluctuations in foreign exchange rates, operating expenses, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles,  the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in Westport's Annual Report on Form 40-F for the year ended December 31, 2014, as amended and Fuel System's Annual Report on Form 10-K for the year ended December 31, 2014, and other filings made by the companies with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. Each of Westport and Fuel Systems disclaims any obligation to publicly update or revise such statements to reflect any change in their expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

No Offer or Solicitation
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information and Where to Find It
Westport will file with the SEC a registration statement on Form F-4, which will include the proxy statement of Fuel Systems that also constitutes a prospectus (the "proxy statement/prospectus"). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WESTPORT, FUEL SYSTEMS, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Westport Investor Relations at 1-604-718-2046 or invest@westport.com (for documents filed with the SEC by Westport) or Fuel Systems Investor Relations advisors, LHA, at 1-415-433-3777 or fuel@lhai.com (for documents filed with the SEC by Fuel Systems).

Participants in the Solicitation
Westport, Fuel Systems and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Fuel Systems in respect of the proposed transactions contemplated by the proxy statement/prospectus.  Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Fuel Systems in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Westport's directors and executive officers is contained in Westport's Annual Report on Form 40-F for the year ended December 31, 2014, as amended, and its  Management Information Circular, dated March 11, 2015, which is filed with, in the case of the Annual Report on Form 40-F, and furnished to, in the case of the Management Information Circular, the SEC and can be  obtained free of charge from the sources indicated above. Information regarding Fuel System's directors and executive officers is contained in Fuel System's Annual Report on Form 10-K for the year ended December 31, 2014 and its Proxy Statement on Schedule 14A, dated April 14, 2015, each of which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Non-GAAP Financial Measures
This communication may contain certain non-GAAP financial measures, which management believes are useful to investors and others in evaluating business combinations. Further detail and reconciliations between the non-GAAP financial measures and the GAAP financial measures are available in the most recent press releases of Westport and Fuel Systems concerning quarterly financial results, furnished to the SEC on Form 6-K.

SOURCE Westport Innovations Inc.

%CIK: 0001370416

For further information: Westport Innovations Inc. Contacts: Darren Seed, Vice President, Capital Markets & Communications, Westport, T: 604-718-2046, invest@westport.com; Media Enquiries: Heather Merry, Communications Specialist, Westport, T: 604-718-2011; Fuel Systems Solutions Contacts: Fuel Systems Solutions, Pietro Bersani, Chief Financial Officer, (646) 502-7170; LHA, Carolyn M. Capaccio, ccapaccio@lhai.com, Cathy Mattison, cmattison@lhai.com, (415) 433-3777

CO: Westport Innovations Inc.

CNW 09:50e 01-SEP-15